Exhibit 99(d)(7)

RIDER

ACCELERATED BENEFIT

FOR TERMINAL ILLNESS

In this rider Accelerated Benefit refers to an acceleration of your life insurance benefits.

The death benefit and, if applicable, any cash values and loan values under your life insurance policy will be reduced if the Accelerated Benefit is paid.

Receipt of the Accelerated Benefit is intended to qualify for favorable tax treatment under section 101(g)(1)(A) of the Internal Revenue Code of 1986 as amended by Public Law 104-191. However, receipt of the benefit may affect eligibility for Medicaid and certain other public assistance programs. You should consult with your personal tax advisor and social service agencies before you decide to receive the benefit under this rider.

This rider has been added to and forms part of your policy. Unless this rider states otherwise, the provisions set out in your policy will apply to the rider.

Effective Date. This rider is effective on the date we attach it to your policy.

Benefit. If you meet the Conditions of Payment, we will pay you 50% of the eligible death benefit, up to a maximum of $1,000,000 on the life insured.

If more than one policy owner makes a claim, we will pay the benefit in proportion to the amount of eligible death benefit each has on the life insured.

You cannot make another claim under this rider after we have paid the benefit. We will not make a payment if it would be less than $10,000.

Payment Options. We will pay the benefit in one lump sum or, at your option, in periodic payments. If you elect to receive the benefit in periodic payments. If you elect to receive the benefit in periodic payments we will provide statements with each claim. When you make your claim, you must specify the frequency of payments and choose one of the following options:

(a)	payments equal to an amount that the benefit will provide over a fixed period of time, or

(b)	payments of a fixed amount for the period of time that the benefit will provide.

If the life insured dies before all payments are made, we will pay the present value of the remaining payments.

We will calculate the present value based on the interest rate used in calculating the original payments.

Eligible Death Benefit. The eligible death benefit is the sum of the death benefit provided by your qualifying policies, plus any qualifying riders.

Your qualifying policies are your inforce permanent or term life insurance policies issued by us, covering only one life insured. Your qualifying riders and qualifying supplementary benefits are part of your qualifying policies. They insure the same person and provide a death benefit other than accidental death coverage. Each policy, rider and supplementary benefit must have at least two years remaining in the benefit period. In this rider, “policy” refers to a qualifying policy, rider and supplementary benefit.

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ACCELERATED BENEFIT

FOR TERMINAL ILLNESS

Conditions of Payment. You must meet the following conditions before we pay the benefit.

(a)	You must provide written evidence satisfactory to us that the life insured has a total and permanent disability. Part of the evidence must be a written statement from a licensed medical doctor stating the prognosis for the illness.

Terminal illness means any medical condition of the life insured, as certified by a physician, which is expected to result in the life span of the life insured becoming severely limited to a period of two years or less.

(b)	We must have the signed consent of any irrevocable beneficiary and any assignee.

(c)	You must claim the benefit voluntarily. We will not pay the benefit if you are claiming it to satisfy creditors, or for government benefits.

Premium. There is no premium for this rider, and it has no effect on the premium due for your policy.

Administrative Expense Charge. The administrative expense charge for this benefit will not exceed $150.

Death Benefit Reduction. We will reduce the death benefit of your policy by the benefit amount, plus two year’s interest, plus any administrative expense charge. The interest rate charged for this benefit is the variable loan interest rate on our currently issued policies. In no event will the interest rate exceed your policy’s loan interest rate, if your policy includes a loan interest provision.

If your benefit calculation includes more than one policy, we will reduce the most recently issued first. If necessary, we will reduce the next most recently issued policy until we reach the desired amount.

If your policy permits a decrease in the face amount of insurance, we will not apply the policy restrictions on the amount, timing and number of decreases to the death benefit reduction.

Cash Value Reduction. Payment of the benefit will reduce any cash value in your policy. The reduced cash value will be equal to the original cash value multiplied by (a), divided by (b), where

(a)	is the death benefit after the payment of the accelerated benefit, and

(b)	is the death benefit before the payment of the accelerated benefit.

If your policy is a variable life insurance policy, you may tell us how to allocate the reduction of your policy. If you do not tell us, we will base the reduction on the proportion that each account bears to your Net Policy Value.

Effect On Policy Debt. If any qualifying policy has a loan against it, we will reduce the policy loan by the same proportion as the cash value.

Effect On Accidental Death Benefit Provision.

Payment of the accelerated benefit will not affect any accidental death insurance coverage.

Termination. This rider will terminate on the earliest of the following dates:

(a)	the date we receive your written request for termination,

(b)	the date any premium for your policy is in default beyond the end of its grace period,

(c)	two years before the expiry or termination date of your policy, or

(d)	the date you surrender your policy.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

President

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